FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	U.S. Immigration and Customs Enforcement to Launch BlackBerry 10 Pilot Program	2

Document 1

December 13, 2012

FOR IMMEDIATE RELEASE

U.S. Immigration and Customs Enforcement to Launch BlackBerry 10 Pilot Program

Washington D.C. – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) announced today that it will begin a pilot program with U.S. Immigration and Customs Enforcement (ICE) for the new BlackBerry® Enterprise Service 10 mobile enterprise management solution and BlackBerry® 10 smartphones in early 2013. ICE will be among the first government organizations to pilot the new BlackBerry 10 solution.

“ICE has been a valued BlackBerry customer for years, and our commitment to government agencies has influenced the development of the BlackBerry 10 platform.” said Scott Totzke, Senior Vice President, BlackBerry Security, Research In Motion. “Along with providing workers with secure access to behind-the-firewall confidential information, BlackBerry 10 can help organizations fully leverage the potential of mobile technology to offer new services, improve service delivery and increase organizational productivity. We look forward to sharing more features of the BlackBerry 10 platform at our global launch event on January 30.”

RIM recently announced that the BlackBerry 10 platform has received FIPS 140-2 certification ahead of launch. The certification enables government agencies to deploy BlackBerry 10 smartphones and BlackBerry Enterprise Service 10 from the day of launch. RIM first introduced mobile device management solutions more than a decade ago and continues to be a global leader in providing mobility solutions to government agencies.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Kim Geiger
Research In Motion Limited
+1-289-261-5642
kgeiger@rim.com

Barbara Gonzalez
Press Secretary
U.S. Immigration and Customs Enforcement (ICE)
+1-202-732-4251
Barbara.M.Gonzalez@ice.dhs.gov

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
+1-519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 14, 2012	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO